 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

FlexShopper, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per sha
(Title of Class of Securities)

33939J303
(CUSIP Number)

September 25, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 33939J303

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		600,000 shares*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

600,000 shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.9% *
12	TYPE OF REPORTING PERSON

PN

*Excludes 300,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Person would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

2

CUSIP NO. 33939J303

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		600,000 shares*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

600,000 shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.9% *
12	TYPE OF REPORTING PERSON

OO

*Excludes 300,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

3

CUSIP NO. 33939J303

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		300,000 shares *
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

300,000 shares *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000 shares *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9% *
12	TYPE OF REPORTING PERSON

PN

*Excludes 150,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

4

CUSIP NO. 33939J303

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		300,000 shares *
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

300,000 shares *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000 shares *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9% *
12	TYPE OF REPORTING PERSON

PN

*Excludes 150,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

5

CUSIP NO. 33939J303

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		300,000 shares *
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

300,000 shares *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000 shares *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9% *
12	TYPE OF REPORTING PERSON

OO

*Excludes 150,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

6

CUSIP NO. 33939J303

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		300,000 shares *
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

300,000 shares *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000 shares *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9% *
12	TYPE OF REPORTING PERSON

OO

*Excludes 150,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

7

CUSIP NO. 33939J303

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,049,561 shares*
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,049,561 shares*
	8	SHARED DISPOSITIVE POWER

1,049,561 shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,049,561 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8% *
12	TYPE OF REPORTING PERSON

IN

*Includes 49,200 shares of Common Stock held by Patricia Winter, the spouse of Michael Bigger and an aggregate of 100,361 shares of Common Stock held by Mr. Bigger’s sons. Excludes 474,600 shares of Common Stock (including 24,600 shares issuable upon the exercise of warrants held by Ms. Winter) underlying certain warrants that are not exercisable due to certain exercise limitations, which provide that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

8

CUSIP NO. 33939J303

1	NAME OF REPORTING PERSON

Patricia Winter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Austria
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		49,200 shares*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0 shares*
PERSON WITH	7	SOLE DISPOSITIVE POWER

49,200 shares*
	8	SHARED DISPOSITIVE POWER

0 shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,200 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%*
12	TYPE OF REPORTING PERSON

IN

* Excludes 24,600 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding. Excludes shares deemed beneficially owned by Michael Bigger, the spouse of Ms. Winter.

9

CUSIP NO. 33939J303

Item 1(a).	Name of Issuer:

FlexShopper, Inc. a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

2700 North Military Trail
Suite 200
Boca Raton, FL 33431

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

175 W Carver Street

Huntington, NY, 11743

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

175 W Carver Street

Huntington, NY, 11743

Citizenship: Delaware

District 2 Capital Fund LP (“District 2 CF”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Capital LP (“District 2”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 GP LLC (“District 2 GP”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

10

CUSIP NO. 33939J303

Michael Bigger

175 W Carver Street

Huntington, NY, 11743

Citizenship: USA

Patricia Winter
175 W Carver Street

Huntington, NY, 11743

Citizenship: Austria

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

33939J303

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

11

CUSIP NO. 33939J303

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on September 25, 2018, Bigger Capital owned 600,000 shares of Common Stock.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 600,000 shares of Common Stock beneficially owned by Bigger Capital.

Mr. Bigger, as the managing member of Bigger GP, may be deemed to beneficially own the 600,000 shares of Common Stock beneficially owned by Bigger GP, 300,000 shares beneficially owned by District 2 CF, 49,200 shares of Common Stock owned by Patricia Bigger, the spouse of Mr. Bigger, and an aggregate of 100,361 shares held by the sons of Mr. Bigger. Mr. Bigger may also be deemed the beneficial owner of the Warrants and District Warrants as defined below.

As of the close of business on September 25, 2018, Bigger Capital holds 300,000 warrants, exercisable for 300,000 shares of Common Stock and Ms. Winter holds 24,600 warrants exercisable for 24,600 shares (collectively, the “Warrants”). Such Warrants have an initial exercise price of $1.25 per share, subject to adjustment pursuant to the terms of the Warrants. The Warrants are only exercisable to the extent that the holder, together with its affiliates, would not beneficially own more than 4.99% of the outstanding Common Stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. As of September 25, 2018, the exercise limitation described in the prior sentence prevents the exercise of the Warrants by Bigger Capital or Ms. Winter. Accordingly, in providing beneficial ownership described herein, the Reporting Persons have excluded the 300,000 shares of Common Stock and 24,600 shares of Common Stock underlying the Warrants.

As of the close of business on September 25, 2018, District 2 CF holds 150,000 warrants exercisable for 150,000 shares of Common Stock (the “District Warrants”). The District Warrants have an exercise price of $1.25 per share. The District Warrants are only exercisable to the extent that the holder, together with its affiliates, would not beneficially own more than 4.99% of the outstanding Common Stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the District Warrants. As of September 25, 2018, the exercise limitation described in the prior sentence prevents the exercise of the District Warrants. Accordingly, in providing beneficial ownership described herein, the Reporting Persons have excluded the 150,000 shares of Common Stock underlying the District Warrants.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Mr. Bigger also disclaims beneficial ownership of the shares owned by District 2 CF, the District Warrants, the shares and Warrants owned by Ms. Winters and the shares held by his sons and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

12

CUSIP NO. 33939J303

(b)	Percent of class:

The following percentages are based on 15,469,501 shares of Common Stock outstanding, as of September 25, 2018, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 25, 2018.

As of the close of business on September 25, 2018, (i) each of Bigger Capital and Bigger GP beneficially owned approximately 3.9% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own 1.9% of the outstanding shares of Common Stock, (iii) Mr. Bigger may be deemed to beneficially own approximately 6.8% of the outstanding shares of Common Stock and (iv) Ms. Winter may be deemed to beneficially own less than one percent of the outstanding Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13

CUSIP NO. 33939J303

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2018

Bigger Capital Fund, LP		Bigger Capital Fund GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member

District 2 Capital Fund LP		District 2 Capital LP

By:	District 2 GP LLC, its general partner
		By:	/s/ Michael Bigger
By:	/s/ Michael Bigger		Michael Bigger
	Michael Bigger		Managing Member
Managing Member

DISTRICT 2 GP LLC		District 2 Holdings LLC

By:	/s/ Michael Bigger	By:	/s/ Michael Bigger
	Michael Bigger		Michael Bigger
	Managing Member		Managing Member

/s/ Michael Bigger	/s/ Patricia Winter
Michael Bigger	Patricia Winter

14